Clovis Oncology, Inc.

2525 28th Street, Suite 100

Boulder, CO 80301

November 10, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler

Re:	Clovis Oncology, Inc. - Request for Acceleration

Registration Statement on Form S-1

(File No. 333-175080)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clovis Oncology, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Tuesday, November 15, 2011 at 4:00 p.m. Eastern Time or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby also respectfully requests that the effectiveness of its Form 8-A (File No. 001-35347) filed with your office on November 10, 2011 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company’s common stock be accelerated to be simultaneous with the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

Clovis Oncology, Inc.

By: /s/ Erle T. Mast

Name: Erle T. Mast

Title: Executive Vice President and Chief Financial Officer

cc:	Scot Foley, Securities and Exchange Commission William H. Gump, Esq., Willkie Farr & Gallagher LLP Divakar Gupta, Esq., Latham & Watkins LLP